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AA mail.google.com

'Wefun...

Matt Hall Wefunder

M

Matthew Hall
to Mlawson
Jul 25 Details

Mike

Thank you for your patience and of course continued interest.

Sorry it's taken me so long to get this to you - any questions let me know.

https://wefunder.com/midnight.harvest.llc/

See you soon!

Matt

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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